Exhibit 99.1

Genius Group to Hold EGM on April 28 for Entrepreneur Resorts Spinoff

SINGAPORE, March 13, 2023 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading entrepreneur edtech and education group, will hold an extraordinary general meeting of shareholders (the “EGM”) on April 28, 2023, at 8:00 a.m. ET (8:00 p.m. Singapore Time).

The proposal to be submitted for shareholders’ approval at the EGM is to consider and vote on the resolutions for the spinoff of its subsidiary Entrepreneur Resorts Ltd (ERL) and modifications to the Company’s Constitution. ERL is a public listed company on the Seychelles MERJ Stock Exchange with a share price of $2.75 and market cap of $37 million, with 97% of outstanding shares owned by Genius Group. The company was acquired in June 2020 in an all-share swap, with shareholders in ERL receiving shares in Genius Group. ERL operates a Bali resort, South Africa safari and co-working cafes in Bali and Singapore.

The board of directors believes the spinoff will be of benefit to shareholders, as it will streamline and rationalize the group’s operations into Genius Group Ltd with its Edtech focus, and Entrepreneur Resorts Ltd, with its hospitality focus, enabling the management teams of both companies to grow their respective business models most effectively.

If approved by shareholders and by court order (if required), the spinoff will result, after NYSE and SEC approval, in all shareholders of Genius Group receiving an equal percentage of shares in ERL.

Details related to the proposal and the EGM meeting will be available in the coming weeks.

Genius Group CEO, Roger Hamilton, stated “We believe that the spin of Entrepreneur Resorts will create value for shareholders in both Genius Group and Entrepreneur Resorts as it will allow the companies to focus on what they do best and continue growing together through a business partnership.”

About Genius Group

Genius Group is a world leading entrepreneur Edtech and education group, with a mission to disrupt the current education model with a student-centered, life-long learning curriculum that prepares students with the leadership, entrepreneurial and life skills to succeed in today’s market. The group has a group user base of 4.3 million users in 200 countries, ranging from ages 0 to 100.

Investor Notice

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks, uncertainties and forward-looking statements described in our most recent Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on May 13, 2022. If any of these risks were to occur, our business, financial condition or results of operations would likely suffer. In that event, the value of our securities could decline, and you could lose part or all of your investment. The risks and uncertainties we describe are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. In addition, our past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results in the future. See “Forward-Looking Statements” below.

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will,” “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise.

Contacts

Investors:

Flora Hewitt, Vice President of Investor Relations and Mergers and Acquisitions

Email: investor@geniusgroup.net

Media Contacts: Adia PR

Email: gns@adiapr.co.uk

US Investors:

Dave Gentry

RedChip Companies Inc

1-800-RED-CHIP

GNS@redchip.com